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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 30, 2024

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations').

Infosys Ltd ('the Company') received orders under Section 250 & 254 of the Income Tax Act, 1961 from the Income Tax Department, Government of India for assessment years 07-08 to 15-16, 17-18 & 18-19 during the quarter. As per the orders the Company expects a refund of INR 6,329 crores (including interest). The Company is in the process of evaluating the implications of these orders on the financial statements for the quarter and year ending March 31, 2024.

The Company has also received assessment order under Section 143(3) of the Income Tax Act, 1961 for assessment year 22-23 with a tax demand of INR 2,763 crores (including interest) and under Section 201 & 201 (1A) of the Income Tax Act, 1961 for assessment year 11-12 with a tax demand of INR 4 crores (including interest).

Additionally, the followings assessment orders from the Income Tax Department, Government of India have been received by the subsidiaries of the Company:

- Assessment orders under Section 143(3) and Section 201 & 201 (1A) of the Income Tax Act, 1961 for assessment years 21-22 and 18-19 respectively with total tax demand of INR 145 crores (including interest).
- Assessment order under Section 143(3) of the Income Tax Act, 1961 for assessment year 22-23 with a tax demand of INR 127 crores (including interest).
- Assessment order under Section 143(3) of the Income Tax Act, 1961 for assessment year 22-23 with a tax demand of INR 5 crores (including interest).

The Company is in the process of evaluating the implications of these orders on the financial statements for the quarter and year ending March 31, 2024 and also evaluating filing appeals against these orders.

Further, a subsidiary of the Company has received refund orders under Section 254 for assessment years 07-08 and 08-09 and under Section 154 for assessment year 16-17. The refund amount as per these orders is INR 14 crores. The Company is in the process of evaluating the implications of these orders on the financial statements for the quarter and year ending March 31, 2024.

As on March 29, 2024, the above orders cumulatively exceed the materiality criteria as prescribed under Regulation 30 of the Listing Regulations (as amended), and accordingly this disclosure is submitted.

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha Date: 2024.03.30 22:50:37 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com